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RECEIVED

2008 OCT 14 A 7:16

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	07/10/08
No. of pages including this one	3

SUPPL

Please find attached the following Erste Bank release:

Erste Group – adjusting 2008 net profit outlook to reflect current financial market environment

PROCESSED
OCT 15 2008
THOMSON REUTERS

[redacted]

08005325

ERSTE GROUP

INVESTOR INFORMATION Vienna, October 7, 2008

Erste Group – adjusting 2008 net profit outlook to reflect current financial market environment

- Net profit is expected to increase by more than 50% including the contribution from the sale of the insurance business
- Operating profit expected to grow by about 15% in 2008
- 2008 funding plan completed ahead of schedule and at lower than expected cost and supported by strong deposit growth
- Tier 1 ratio to reach historic high of about 8% at YE 2008
- Tangible equity set to increase to EUR 10bn at YE 2008
- Risk costs confirmed at max 70bps of average customer loans
- Year-to-date customer loan growth is fully funded by customer deposit growth

Based on the substantial deterioration in the financial market environment and the increasing uncertainty regarding the global economic outlook, Erste Group Bank AG is adjusting its net profit growth outlook for 2008. The increasing turbulence in the financial markets and the subsequent widening of credit spreads have had a negative impact on the Group's trading result and will lead to additional negative valuations in the ABS/CDO portfolio (Fair Value and Available for Sale) in Q3 08 of approx EUR 30m. However, despite this deterioration of the credit environment Erste Group remains comfortable with its ABS/CDO portfolio and continues to expect no impairments.

The outlook for operating profit growth of about 15% in 2008 is based on the core strength of Erste Group's retail business model in the CEE region. Strong deposit inflows in Austria and CEE thanks to the large and well-diversified retail customer base of more than 16 million will support sustainable loan growth while keeping the loan to deposit ratio below 115%. This will help to offset potentially slower revenue growth in specific segments such as Group Corporate & Investment Banking (GCIB) and Group Markets (GM), especially in the area of fee and trading income, as well as the anticipated slowdown in fee income in Austria and expectations for higher funding costs in 2009.

At the same time Erste Group has managed to substantially improve its capital position. The YE 2008 tier 1 ratio is expected to reach around 8%; up from 7% at YE 2007, supported by the sale of the insurance business to Vienna Insurance Group, which was completed in Q3 2008. This

ERSTE GROUP

rise is in spite of the stronger than expected increase in risk weighted assets, partly driven by the pro-cyclicality of Basel 2. An increased focus on optimising the balance sheet will support the outlook for a continued strengthening of the tier 1 ratio.

Erste Group covered its long-term funding needs of EUR 5bn for 2008 by September 2008. Average costs were at around 35 bps, well below the originally expected 40bps above EURIBOR. Erste Group will start pre-funding for 2009, depending on market conditions, supported by the ability to issue an additional EUR 2bn of Pfandbriefe in the next 12 months.

Erste Group CEO Andreas Treichl said: "We manage our Group for the long term and are taking the appropriate actions for the current economic environment. Since the beginning of this unprecedented crisis in 2007, we have proactively strengthened our balance sheet while maintaining our ability to deliver on the growth potential of our region."

More detailed guidance for 2009 and beyond will be provided with the Q3 results on 30 October 2008 and at Erste Group's Capital Markets Day in December 2008.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in almost 3,000 branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 June 2008 Erste Group had EUR 214.2 billion in total assets, a half-yearly net profit of EUR 636.6 million and an after-tax ROE of 14.7%.

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	10/10/08
No. of pages including this one	2

Please find attached the following Erste Bank release:

Erste Group –Information on Iceland exposure

ERSTE GROUP

INVESTOR INFORMATION

Vienna, October 10, 2008

Erste Group: Information on Iceland exposure

Erste Group's exposure to Iceland, mainly in the form of senior bank debt split between the major Icelandic banks, is limited to EUR 300 million. As the settlement procedures have not yet started recovery rates are to be determined.

As announced recently, Erste Group will provide an update on guidance with Q3 results and at the Capital Markets Day in December 2008.

END

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.